UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES SIGNS NEW WASTE MANAGEMENT CONTRACT WITH THE CITY OF LEEDS IN THE UNITED KINGDOM

Paris, November 08, 2012 - Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) Plc1, has just signed a 25-year Private Finance Initiative (PFI) contract with the Leeds city authorities for residual municipal waste treatment and energy recovery.

Veolia Environmental Services was selected as the preferred bidder on January 23, 2012, for this contract worth around £460 million. It includes the installation of a high-tech recycling and energy recovery facility that will save the Leeds city authorities £200 million over the term of the contract compared with the cost of landfilling its residual municipal waste.

Subject to obtaining the necessary planning consents, the facility will be built in the East Leeds Cross Green Industrial Area. It will supply the National Grid with enough electricity to power 20,000 households. In cooperation with the Leeds city authorities, Veolia Environmental Services (UK) Plc is also planning to develop a cogeneration plant able to supply heat to local users.

Three hundred people will be recruited to work on the construction due to start in summer 2013, and 45 permanent positions will be created, making a significant contribution to the local economy.

The recycling and energy recovery plant is scheduled to open in spring 2016.

“This remarkable facility reflects our strategic commitment to the UK market and our sustainable development approach that is reflected in the construction of new waste treatment and energy recovery plants delivering exceptional environmental performance,” says Jérôme Le Conte, CEO of Veolia Environmental Services. “In the United Kingdom, Veolia Environmental Services is currently involved in 12 PFI/PPPs. This type of partnership contract will help make it possible to achieve the targets set under the European Landfill Directive.”

In order to meet European Landfill Directive targets it is essential to concentrate on converting waste into a resource. The British government estimates that achieving this target will require an investment of £10 billion in waste management infrastructure by 2020.

“Veolia Environmental Services made the strategic decision, well before the market, to make waste a resource,” adds Jérôme Le Conte. “”In the United Kingdom in particular, clients are turning to us for innovative solutions that enable them to improve their environmental and energy performance.”

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Veolia Environmental Services. Veolia Environmental Services is the global benchmark for waste management and resource recovery, and the only operator across all segments of the waste management business (solid, liquid, non-hazardous and hazardous waste). The company contributes to a better environment by providing its municipal and industrial clients with innovative, efficient waste management services that span waste collection, pipe system management, and waste treatment, recovery and recycling solutions. Veolia Environmental Services generated 2011 revenue of 9.7 billion euros. www.veolia-environmentalservices.com

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1 The contract will be made with Veolia ES Leeds Ltd which is a subsidiary of Veolia Environmental Services (UK) Plc that delivers its PFI/PPP contracts.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 315,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29,6 billion* in 2011. www.veolia.com
* Excluding Veolia Transdev revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Marie-Claire Camus Tel: 01 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel : 01 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 13, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer